UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number:

Biotie Therapies Oyj

(Exact name of registrant as specified in its charter)

Biotie Therapies Corp.

(Translation of registrant’s name into English)

Joukahaisenkatu 6, FI-20520

Turku, Finland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTIE THERAPIES CORP.

By:	/s/ David Cook
	Name:	David Cook
	Title:	Chief Financial Officer

Date: November 10, 2015

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated November 10, 2015 (1:00 p.m. EET): Biotie to Present at the upcoming Stifel 2015 Healthcare Conference